

Mail Stop 3561

March 21, 2007

Ms. Catherine M. Freeman
Vice President and Corporate Controller
The AES Corporation
4300 Wilson Boulevard
Suite 1100
Arlington, Virginia 22203

>   **Re: The AES Corporation
>   Form 8-K
>   Filed March 19, 2007
>   File No. 1-12291**

Dear Ms. Freeman:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed March 19, 2007

1. On February 26, 2007 you filed Form 8-K under Items 2.02 and 8.01 announcing that you would be restating previously reported financial statements. In the filing you disclose that the decision to restate was made on February 22, 2007 after consultation with your Financial Audit Committee and after discussion with your independent registered public accounting firm. Please tell us why you believe you were not required to file Form 8-K under Item 4.02 and the basis for your conclusion.

2. If true, please revise to disclose that the Financial Audit Committee also concluded that previously issued financial statements included in quarterly reports on Form 10-Q for fiscal years 2003 through 2006 should no longer be relied upon. Refer to Item 4.02(a)(1) of Form 8-K.

3. In the fourth paragraph under Item 4.02 you disclose that non-reliance on prior period financial statements is the result of a required adjustment for an embedded foreign currency derivative which caused a material adjustment to prior periods. Considering the expected cumulative reduction in net income as a result of the errors currently identified as disclosed in the third paragraph, please explain to us why this disclosure is accurate and should not be revised to identify other errors which caused material adjustments to prior periods.

4. Please revise to disclose a brief description of the facts underlying each of the errors identified in the third paragraph. Refer to Item 4.02(a)(2) of Form 8-K.

5. Please revise to disclose whether the Financial Audit Committee, or the Board of Directors or authorized officer or officers, discussed the matters disclosed in this filing with Deloitte & Touch LLP. Refer to Item 4.02(a)(3) of Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen